Finance

RECEIVED

2007 JAN 18 A 10:30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

8th January, 2007

07020428

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

GT.
MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richard Benke
Investor Relations Director

Enclosure

PROCESSED

JAN 19 2007

THOMSON FINANCIAL

dlw 1/19

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

MOL Plc.

INVESTOR NEWS

8 January 2007

MOL started negotiations to secure uninterrupted supply of crude oil

MOL Plc. hereby announces that the crude oil shipments through the Friendship pipeline to Hungary have decreased and according to the information provided by MOL's partners, crude oil shipments have stopped altogether coming to Ukraine from Byelorussia.
In case the crude shipments do not re-start from Byelorussia, the Ukraine transit reserves are expected to dry up by this late afternoon and the shipments to Hungary will accordingly stop by late evening today.

MOL's own reserves enable uninterrupted operation of the Százhalombatta Refinery. MOL has informed about the situation the Ministry of Economy and Transport and in the interest of securing uninterrupted supply has also started talks with MSZKSZ on a possible release of strategic reserves. MSZKSZ's reserves provide for more than 90 days of supply of crude oil and products. The decision on the release of the strategic reserves belongs to the Economy and Transport Minister.

Though MOL' experts do not think it likely that the crude supply difficulties will exist for a longer period of time, the more than 90 days' worth of reserves allow for ample time to prepare for crude oil shipments even through the Adriatic pipeline.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043